Exemption number: 82 4639

KGHM Polska Miedź S.A.

SUPPL

ul. M. Skłodowskiej-Curie 48, 59-301 Lubin, POLAND
phone: (48 76) 84 78 200, fax: (48 76) 84 78 500

To:	Division of Corporation Finance		
Firm:	United States Securities and Exchange Commission	Phone:	1 202 94 22 990
		Fax:	1 202 94 29 624
	'ojciech Marciniak	Phone:	(48 76) 84 78 280
	·ector, Investor Relations	Fax:	(48 76) 84 78 205
	nouncement also provided to required statutory authorities		
		Date:	25 November 2002
	Number of pages (including this one):		5

02060219

Current report 68/2002

The Board of Management of KGHM Polska Miedź S.A., with its registered head office in Lubin, and its address at ul. Marii Skłodowskiej-Curie 48, entered on 29 June 2001 into the Corporate Register of the National Court of Registration through the Regional Court for Wrocław Fabryczna Section IX (Economic) of the National Court of Registrations under the number KRS 0000023302, pursuant to the contents of article 398 and article 399 § 1 of the Commercial Partnerships and Companies Code as well as to § 22 section 3 and § 23 of the Company Statutes, hereby announces the calling of an Extraordinary General Meeting, which will take place on 8 January 2003 at 11 AM at the head office of the Company in Lubin, being at the address ul. Marii Skłodowskiej-Curie 48 (in Jan Wyżykowski Hall), with the following agenda:

1. Opening of the Extraordinary General Meeting of Shareholders;
2. Election of the Chairman of the Extraordinary General Meeting of Shareholders;
3. Verification of the legality of calling the General Meeting of Shareholders and its authority to pass legally-binding resolutions;
4. Election of the Voting Committee;
5. Approval of the agenda;
6. Changes to the composition of the Supervisory Board of KGHM Polska Miedź S.A.;
7. Passage of resolution regarding changes in the Statutes of the Company;
8. Establishment of principles for the compensation of Supervisory Board members;
9. Conclusion of the meeting

In accordance with art. 402 § 2 of the Commercial Companies and Partnerships Code, following are the proposed changes to the Statutes of KGHM Polska Miedź S.A. :

Prior wording of § 6 section 1:

„1. The following are the subject of the Company's activities:

EXEMPTION NUMBER: 82 4639

1) the mining of copper ore (13.20.A),
2) the mining of non-ferrous metals ores (13.20.C),
3) the excavation of gravel and sand (14.21.Z),
4) the production of salt (14.40.Z),
5) the production of copper (27.44.A),
6) the production of copper products in the form of semi-products (27.44.B),
7) the production of precious metals (27.41.Z),
8) the production of lead, zinc and tin (27.43.Z),
9) the production of other non-ferrous metals (27.45.Z),
10) the casting of light metals (27.53.Z),
11) the casting of other non-ferrous metals with the exception of copper and copper alloys (27.54.B),
12) the forging, pressing, stamping and roll forming of metal; powder metallurgy (28.40.Z),
13) the management of metallic wastes and scraps (37.10.Z),
14) the management of industrial wastes (37.20.Z),
15) wholesale sales based on direct or contractual payments (51.1),
16) the warehousing, storage and preservation of goods in marine ports (63.12.A),
17) the warehousing, storage and preservation of goods in river ports (63.12.B),
18) the warehousing, storage and preservation of goods in other storage facilities (63.12.C),
19) other financial intermediation (65.2),
20) activities connected with the management of holding entities (74.15.Z),
21) geological-exploratory activities (74.20.B),
22) general construction activities with respect to mining and production facilities (45.21.E),
23) technical research and analysis (74.30.Z),
24) the transport of refuse and wastes (90.00.A),
25) the purification of wastes, including in underground storage facilities (90.00.B),
26) professional rescue activities (75.25.Z),
27) the generation of electrical energy (40.10.A),
28) the distribution of electrical energy (40.10.C),
29) the generation of gas (40.20.A),
30) the distribution of gaseous fuels through a supply network (40.20.B),
31) the generation of steam and hot water (40.30.A),
32) the distribution of steam and hot water (40.30.B),
33) scheduled air transport (62.10.Z),
34) non-scheduled air transport (62.20.Z)."

Proposed wording of § 6 section 1:

„1. The following are the subject of the Company's activities:

1) the mining of copper ore (13.20.A),
2) the mining of non-ferrous metals ores (13.20.C),
3) the excavation of gravel and sand (14.21.Z),
4) the production of salt (14.40.Z),
5) the production of copper (27.44.A),
6) the production of copper products in the form of semi-products (27.44.B),
7) the production of precious metals (27.41.Z),
8) the production of lead, zinc and tin (27.43.Z),

9) the production of other non-ferrous metals (27.45.Z),
10) the casting of light metals (27.53.Z),
11) the casting of other non-ferrous metals with the exception of copper and copper alloys (27.54.B),
12) the forging, pressing, stamping and roll forming of metal; powder metallurgy (28.40.Z),
13) the management of metallic wastes and scraps (37.10.Z),
14) the management of industrial wastes (37.20.Z),
15) wholesale sales based on direct or contractual payments (51.1),
16) the warehousing, storage and preservation of goods in marine ports (63.12.A),
17) the warehousing, storage and preservation of goods in river ports (63.12.B),
18) the warehousing, storage and preservation of goods in other storage facilities (63.12.C),
19) other financial intermediation (65.2),
20) activities connected with the management of holding entities (74.15.Z),
21) geological-exploratory activities (74.20.B),
22) general construction activities with respect to mining and production facilities (45.21.E),
23) technical research and analysis (74.30.Z),
24) the transport of refuse and wastes (90.00.A),
25) the purification of wastes, including in underground storage facilities (90.00.B),
26) professional rescue activities (75.25.Z),
27) the generation of electrical energy (40.10.A),
28) the distribution of electrical energy (40.10.C),
29) the generation of gas (40.20.A),
30) the distribution of gaseous fuels through a supply network (40.20.B),
31) the generation of steam and hot water (40.30.A),
32) the distribution of steam and hot water (40.30.B),
33) scheduled air transport (62.10.Z),
34) non-scheduled air transport (62.20.Z).
35) reproduction of computer media (22.33.Z),
36) fixed-line telephony and telegraphy (64.20.A),
37) data transmission (64.20.C),
38) other telecommunications services (64.20.G),
39) the rental of office machinery and equipment (71.33.Z),
40) hardware consultancy (72.10.Z),
41) software consultancy (72.20.Z),
42) data processing (72.30.Z),
43) data base activities (72.40.Z),
44) maintenance and repair of office, accounting and computing machinery (72.50.Z),
45) other computer-related activities (72.60.Z),
46) adult and other education, not elsewhere classified (80.42.Z)".

Prior wording of § 33 section 1:
"1.The Company shall create the following capital and funds:
1)share capital,
2)reserve capital,

EXEMPTION NUMBER: 82 4639

3)revaluation reserve capital,
4)other reserve capital,
5)company social benefits fund, and
6)other special funds. "
Proposed wording of § 33 section 1:
"1.The Company shall create the following capital and funds:
1)share capital,
2)reserve capital,
3)revaluation reserve capital,
4)other reserve capital,
5)company social benefits fund,
6) mine closure fund, and
7) other special funds."

Prior wording of § 36:
"The Company shall place its announcements in the daily newspaper RZECZPOSPOLITA and Monitor Sądowy i Gospodarczy in the case of announcements required by the Commercial Partnerships and Companies Code."
Proposed wording of § 36:
"The Company shall place its announcements in the bulletin Monitor Sądowy i Gospodarczy or in the bulletin Monitor Polski B, in accordance with regulations currently in force."

The Board of Management also wishes to announce that, in accordance with article 11 of the Act of 21 August 1997, titled the Act on Public Securities Trading (Dz.U. Nr 118, item 754 with later changes), participation in the General Meeting is contingent upon the registration of a deposit certificate no later than one week prior to the sitting of the General Meeting, i.e. by 3.30 PM on 31 December 2002 to the head office of the Company in Lubin, at the address ul. Marii Skłodowskiej-Curie 48, 59-301 Lubin, Legal Department, First Floor, Room 101, and its surrender until the conclusion of the meeting.
The deposit certificate, dependant upon its registration at the Head Office of the Company prior to the General Meeting, should include a statement declaring that it was issued for the purpose of registration in the Company prior to the General Meeting, and that from the moment of its issue the appropriate number of shares which it represents have been blocked on the securities account until the conclusion of the General Meeting.
The list of shareholders entitled to participate in the General Meeting will be available at the Company's Head Office for a period of three (3) days prior to the General Meeting.
Shareholders may participate in the General Meeting and exercise their voting right either in person or through a proxy. The proxy should be listed in writing, being otherwise subject to invalidity, with the original document being shown, and including an appropriate treasury payment stamp.
A proxy granted in a foreign language should be accompanied by a translation into Polish, prepared by a sworn translator.
Neither members of the Management Board nor employees of the Company may be proxies.

EXEMPTION NUMBER: 82 4639

Representatives of domestic or foreign corporate entities should present authorized copies from appropriate court or other registration documents, listing those persons entitled to represent said entities.
Persons not listed in the above-mentioned documents should present appropriate proxy authorization, signed by those persons listed in the authorized copies being entitled to represent the given entity.

Legal basis:
(§49, section 1, point 1 and 2 Decree of the Council of Ministers dated October 16, 2001 - Dz. U. Nr 139, poz. 1569 with later changes)

DYREKTOR DEPARTAMENTU
Informacji Giełdowych i Relacji Inwestorskich
Wojciech Marciniak

WICEPREZES ZARZĄDU
Witold Bugajski